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TO OUR SHAREHOLDERS

     Net sales of $74.1 million for the latest three months were up 27 percent from the prior year's $58.4 million on strong order gains in all product lines, the carryover effect of acquisitions made during 1994, and relatively high backlogs at the start of the year. Sales increased 27 percent in both North America and overseas. A weaker dollar added $1.8 million to consolidated sales.

     Net earnings were $3.9 million, or 39 cents per share. This was 45 percent higher than the $2.7 million, or 27 cents per share for last year's first quarter. The increase resulted from higher sales combined with an improvement in operating margin to 7.6 percent from 6.3 percent for the prior year's first quarter. The margin improvement was primarily due to operating leverage on strong sales gains in Floor Coatings and industrial equipment products in North America.

STRONG OVERALL SALES GAIN

     We finished last year with relatively high backlogs and good order momentum which has carried through first quarter at the consolidated level. Floor Coatings sales were up nearly 40 percent and Commercial Equipment also showed strong gains.

     Our recently introduced line of industrial walk-behind scrubbers has been very well received by customers. Other industrial equipment products, especially the newer models, are doing quite well in North America and, generally speaking, internationally with the primary exceptions being Japan and several key European countries.

1995 OUTLOOK:  PROFITABILITY IMPROVEMENT

     The weaker dollar is a positive development for us, but we are not benefiting fully at this time because of foreign currency hedges at higher exchange rates on a portion of our exports to Japan and Europe.

     Our primary profitability challenges for 1995 will be to improve results in two areas, both of which were somewhat below expectations in the first quarter. Commercial Equipment operating margin improved over first quarter last year on strong sales gains, but not as much as expected due to somewhat higher manufacturing costs. In Europe, we are dealing with the disruptive effects of a strong guilder and weaker-than-expected orders in several direct-sales countries.

     We anticipate steady profit improvement in both areas over the remainder of 1995. In the meantime, the other three-fifths of our business--floor coatings and industrial equipment other than Europe and Japan--is performing quite well and is expected to continue doing so. This combination should result in an improvement in full-year profitability on record sales and earnings.


/s/ Roger L. Hale
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Roger L. Hale
CHIEF EXECUTIVE OFFICER                                           April 17, 1995
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TENNANT AT A GLANCE

     Our vision is to work for a cleaner and safer world. That's why we are in business. Clean work places and public places are safer and are more attractive for both employees and customers. To be cleaner and safer is the mark of a progressive company; to be cleaner and safer is the mark of an advanced country. The world wants to be cleaner and safer.

     Our mission is to be the preeminent company in non-residential floor maintenance equipment, floor coatings, and related offerings. That is what we do.
     A second but equally important aspect of our mission is to create value for our shareholders by providing an above-average total return. We expect to accomplish this by achieving our long-term financial goals which call for 5% real (inflation adjusted) sales growth and a 20% return on shareholders' equity.
     Tennant offers a broad array of products in the non-residential floor maintenance industry:

- -    INDUSTRIAL FLOOR MAINTENANCE EQUIPMENT (75% of 1994 SALES): Cleans surfaces with vehicle and heavy foot traffic such as factories, warehouses, stadiums and parking garages. Tennant is recognized as the world-leading manufacturer.

- -    COMMERCIAL FLOOR MAINTENANCE EQUIPMENT (19% of 1994 SALES): Cleans surfaces with foot traffic such as office buildings, retail outlets and hospitals.
     Our newest and fastest growing business.

- -    FLOOR COATINGS (6% of 1994 SALES): Broad line of sealers, resurfacers, and urethane coatings including environmentally friendly Eco-Coatings-TM-. Now on faster growth track after undergoing several years of restructuring.

     The competitive strengths and growth strategies for each of the three product lines are outlined in our 1994 Annual Report to Shareholders.



PRODUCTS FOR A CLEANER AND SAFER WORLD

     Integrated solutions to help customers solve their floor care problems help make Tennant...the first name in floor care. The large automotive parts manufacturing plant shown in the photo is an example.

     A new power trowelable resurfacer was used to repair eroded areas in the main aisles. A superior abrasion-resistant urethane, Eco-HTS-TM-, was used as a top coat to extend the life of the resurfacer. An assortment of Tennant equipment is used to maintain the facility. Sweeping is done with a high-capacity Model 385 Rider Sweeper that cleans a 60-inch path. A high-capacity scrubber, the Model 550, patrols the main aisles and handles scrubbing chores. In addition, three highly maneuverable Model 186 Walk-Behind Sweepers are used for cleaning in areas not accessible to large rider equipment.